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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WESTSTAR FINANCIAL SERVICES CORPORATION
(Name of Issuer)
Common Stock Par Value $1.00 Per Share
(Title of Class of Securities)
961534 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	961534 10 4	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Oberalpen Capital, Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	34-1878959

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio, USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		150,812

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		150,812

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	150,812

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	961534 10 4	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Jacob O. Kamm II

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio, USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		166,064

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		166,064

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	166,064

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.87%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	961534 10 4	Page	4	of	6
Item 1(a) Name of Issuer: Weststar Financial Services Corporation
           (b) Address of Issuer’s Principal Executive Offices:
79	Woodfin Place, Asheville, NC 28801
Item 2(a) Name of Persons Filing:
This Schedule 13G, as amended, is field on behalf of Oberalpen Capital, Ltd. (“Oberalpen Capital”) and Jacob O. Kamm II, individually and as sole beneficiary of the Jacob O. Kamm Irrevocable Trust, dated 12/29/1963, Judith S. Kamm, Trustee (the “Kamm Trust”).
Item 2(b) Address of Principal Business Office or, if none, residence:
           315 Appleblossom Lane, Bay Village, OH 44140
Item 2(c). Citizenship:
              United States
     (d) Title of Class of Securities: Common Stock, par value $1.00 per share
     (e) CUSIP Number: 961534 10 4
Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:
     Not Applicable
Item 4. Ownership.
     (a) Amount Beneficially Owned:
As Principal of Oberalpen Capital, Jacob O. Kamm II may be deemed to own beneficially the securities held of record by Oberalpen Capital. As the sole beneficiary of the Kamm Trust, Mr. Kamm may be deemed to own beneficially the securities of record by the Kamm Trust. Mr. Kamm hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein. Mr. Kamm and Oberalpen Capital each disclaim being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.

Oberalpen Capital is the record owner of 150,812 shares of the Issuer’s Common Stock and the Kamm Trust is the record owner of 15,252 shares of the Issuer’s Common Stock.
     (b) Percent of Class:
All calculations of beneficial ownership percentages are based on the Issuer’s report of having 1,681,290 shares of Common Stock issued and outstanding as of November 10, 2006, in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006.

Mr. Jacob O. Kamm II	9.87%
Oberalpen Capital	8.97%
     (c) Number of shares as to which each of the reporting persons has:
(i)	Sole power to vote or to direct the vote:

CUSIP No.	961534 10 4	Page	5	of	6

Mr. Jacob O. Kamm II	0
Oberalpen Capital	0
     (ii)  Shared power to vote or to direct the vote:

Mr. Jacob O. Kamm II	166,064
Oberalpen Capital	150,812
     (iii)  Sole power to dispose or to direct the disposition of:

Mr. Jacob O. Kamm II	0
Oberalpen Capital	0
     (iv)  Shared power to dispose or to direct the disposition of:

Mr. Jacob O. Kamm II	166,064
Oberalpen Capital	150,812
Item 5. Ownership of Five Percent or Less of a Class.
     Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
     Not Applicable
Item 8. Identification and Classification of Members of the Group.
     Not Applicable
Item 9. Notice of Dissolution of the Group.
     Not Applicable
Item 10.
Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	961534 10 4	Page	6	of	6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2007

Date

OBERALPEN CAPITAL, LTD.

/s/ Jacob O. Kamm II

Jacob O. Kamm II, Principal Name/Title

January 5, 2007

Date

JACOB O. KAMM II

/s/ Jacob O. Kamm II

Jacob O. Kamm II